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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         _____________________________

                                   FORM 11-K

       PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         _____________________________


 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                            1934 [NO FEE REQUIRED]

                  For the fiscal year ended December 31, 1999

                                      or

[_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
                           OF 1934 [NO FEE REQUIRED]

                    For the transition period from_________to________


                          Commission File No. 0-27150

A.   Full Title of the Plan

              PATHOGENESIS CORPORATION 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PathoGenesis Corporation
                            201 Elliott Avenue West
                              Seattle, WA  98119

                                       1
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                             REQUIRED INFORMATION


Financial Statements and Exhibit

Item (4) (a)   Independent Auditors' Report

               Financial Statements:

               Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998

               Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 1999

               Notes to Financial Statements

               Schedule 1-Schedule of Assets Held for Investment Purposes as of December 31, 1999

         (b)   Exhibit 23:

               Consent of Independent Certified Public Accountants


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned on their behalf hereunto duly authorized.


PATHOGENESIS CORPORATION 401(k) PROFIT SHARING PLAN

                         By:  PathoGenesis Corporation
                              Plan Administrator

Date: June 27, 2000           /s/ Alan R. Meyer
      -------------           --------------------------------------
                              Alan R. Meyer
                              Executive Vice President and
                                   Chief Financial Officer

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                   INDEX OF FINANCIAL STATEMENTS AND EXHIBIT




                                                               Sequentially
Item      Description                                          Numbered Page
----      ---------------------------------                    -------------

4 (a)     Independent Auditors' Report                                4

          Financial Statements:

          Statements of Net Assets Available for Benefits             5
          as of December 31, 1999 and 1998

          Statement of Changes in Net Assets Available                6
          for Benefits for the Year ended December 31, 1999

          Notes to Financial Statements                             7-9

          Schedule 1-Schedule of Assets Held                         10
          for Investment Purposes as of December 31, 1999

  (b)     Exhibit 23:

          Consent of Independent Certified Public Accountants        11


                                       3
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                         Independent Auditors' Report

Plan Administrator
PathoGenesis Corporation 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of PathoGenesis Corporation 401(k) Profit Sharing Plan (Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP


Seattle, Washington
June 19, 2000

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              PathoGenesis Corporation 401(k) Profit Sharing Plan
                Statements of Net Assets Available for Benefits



                                                            December 31,
                                                    --------------------------
                                                          1999          1998
                                                          ----          ----

Assets
Investments, at fair value:
 Shares of registered investment companies:
  Fidelity Spartan Money Market Fund                 $   80,922       106,053
  Fidelity Investment Grade Bond Fund                    68,795        94,149
  Fidelity Asset Manager Fund                           195,489       124,247
  Fidelity Balanced Fund                                215,151       183,944
  Fidelity Spartan Market Index Fund                    837,861       559,508
  Fidelity Disciplined Equity Fund                      882,306       582,650
  Fidelity International Growth & Income Fund           428,366       248,705
  Fidelity Magellan Fund                                862,694       596,206
  Fidelity Contrafund                                   946,320       659,761
  Fidelity Blue Chip Growth Fund                      1,098,595       624,374
 PathoGenesis Common Stock                              705,736       310,339
 Participant notes receivable                            40,520        70,025
                                                   --------------------------

  Total investments                                   6,362,755     4,159,961

                                                   --------------------------
Net assets available for benefits                    $6,362,755     4,159,961
                                                   --------------------------


The accompanying notes are an integral part of these financial statements.

                                       5
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              PathoGenesis Corporation 401(k) Profit Sharing Plan
           Statement of Changes in Net Assets Available for Benefits



                                                        Year Ended
                                                     December 31, 1999
                                                 -----------------------

Additions
Additions to net assets attributed to:
 Investment income:
  Net appreciation in fair value of investments:
    Shares of registered investment companies           $  550,849
    PathoGenesis Common Stock                               29,991
  Interest                                                   4,843
  Dividends                                                453,715
                                                        ----------
                                                         1,039,398

 Participant contributions                               1,364,216
 Employer contributions                                    122,251
                                                        ----------
   Total additions                                       2,525,865
                                                        ----------

Deductions
Deductions from net assets attributed
 to benefits paid to participants                          323,071
                                                        ----------
 Net increase                                            2,202,794
Net assets available for benefits:
 Beginning of year                                       4,159,961
                                                        ----------
 End of year                                            $6,362,755
                                                        ----------

The accompanying notes are an integral part of these financial statements.

                                       6
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              PathoGenesis Corporation 401(k) Profit Sharing Plan
                         Notes to Financial Statements


(1)  Description of Plan

     The following description of the PathoGenesis Corporation ("Company") 401(k) Profit Sharing Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering all full-time and part-time employees of the Company who are U.S. citizens or permanent residents and who are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Each year, participants may contribute up to 20 percent of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may make matching and/or profit sharing contributions at the discretion of the Company's board of directors. Contributions are subject to certain limitations.

     Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds and PathoGenesis Corporation common stock as investment options for participants. Participants may change their investment options daily.

     Effective April 1, 1999, the Company began discretionary contributions of 50 percent of the first 3 percent of compensation that a participant contributes to the Plan. These matching contributions totaled $122,251 in 1999. All employer contributions are invested in PathoGenesis Corporation common stock.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting and Forfeitures

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest ratably over the first four years of credited service.

     Forfeited nonvested accounts reduce the amount of matching contributions required for the Plan year. Forfeitures of $2,840 were used to reduce employer contributions in 1999.

                                       7
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     Participant Notes Receivable

     Participants may borrow from their fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the time of the loan request. Interest rates at December 31, 1999 range from 7.75 percent to 8.5 percent. Principal and interest is paid ratably through monthly payroll deductions. Participants are limited to two outstanding loans at any point in time.

     Payment of Benefits

     Participants are eligible to receive distributions upon termination of employment, upon becoming permanently disabled, upon retirement, or upon request for a hardship withdrawal prior to termination. A participant may defer payment up to age 70 1/2 or elect to receive a lump-sum amount or rollover equal to the value of the participant's vested interest in his or her account.


(2)  Summary of Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value based on quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits

     Benefits are recorded when paid.

     Plan Expenses

     Administrative expenses of the Plan are paid directly by the Company.

                                       8
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     Recent Pronouncement

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, (SOP99-
     3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in these financial statements.


(3)  Nonparticipant-Directed Investment

     Since Company contributions are invested solely in PathoGenesis Corporation common stock, a portion of this investment option is nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment in PathoGenesis Corporation common stock is as follows:

                                                             Year Ended
                                                          December 31, 1999
                                                          -----------------

     Net assets at beginning of year                         $      --
     Changes in net assets:
      Employer contributions                                   122,251
      Net appreciation                                          47,962
      Transfers to participant-directed investments             (3,601)
                                                             ---------
     Net assets at end of year                               $ 166,612
                                                             =========

(4)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any Company contributions and earnings thereon.

(5)  Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated April 11, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                       9
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                                                                      Schedule 1
                                                                      ----------

              PathoGenesis Corporation 401(k) Profit Sharing Plan
                Schedule of Assets Held for Investment Purposes
                               December 31, 1999

  Identity of issue, borrower,      Description of investment, including maturity date,       Current
    lessor or similar party          rate of interest, collateral, par or maturity value       value
-------------------------------------------------------------------------------------------------------
    Fidelity Investments            Spartan Money Market Fund, 80,922 shares                 $   80,922
    Fidelity Investments            Investment Grade Bond Fund, 9,985 shares                     68,795
    Fidelity Investments            Asset Manager Fund, 10,636 shares                           195,489
    Fidelity Investments            Balanced Fund, 14,007 shares                                215,151
    Fidelity Investments            Spartan Market Index Fund, 8,305 shares                     837,861
    Fidelity Investments            Disciplined Equity Fund, 28,919 shares                      882,306
    Fidelity Investments            International Growth & Income Fund, 14,231 shares           428,366
    Fidelity Investments            Magellan Fund, 6,314 shares                                 862,694
    Fidelity Investments            Contrafund, 15,767 shares                                   946,320
    Fidelity Investments            Blue Chip Growth Fund, 18,276 shares                      1,098,595
*   PathoGenesis Corporation        Participant-Directed Common Stock, 25,145 shares            539,124
*   PathoGenesis Corporation        Nonparticipant-Directed Common Stock, 7,764 shares          166,612
                                    (cost of $119,312)
    Participant notes receivable    Interest at 7.75% to 8.5%                                    40,520

    *  Party-in-interest of the Plan as defined by Section 3(14) of ERISA.

                                       10